Daniel H. Follansbee | 617 348 4474 | dfollansbee@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

February 20, 2008

VIA EDGAR AND HAND DELIVERY

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Evotec Aktiengesellschaft

Registration Statement on Form F-4

File No. 333-148488

Filed January 7, 2008

Dear Mr. Riedler:

On behalf of, and based on information provided by, our client Evotec Aktiengesellschaft (the “Company”), we are hereby responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in its letter to the Company dated February 1, 2008. In conjunction with this response, the Company is filing an amendment (the “Amendment No. 1”) to its Registration Statement on Form F-4, which was initially filed with the Commission on January 7, 2008 (the “Original F-4”). This Amendment No. 1 is intended to address the Commission’s comments as well as various administrative and formatting changes to the Original F-4. For your convenience we have reproduced the comments in the Commission’s letter below in italics, together with the Company’s responses thereto in plain text. We have also included a blacklined copy of Amendment No. 1 to show the changes made from the Original F-4 to facilitate the Commission’s review. For your convenience, the page references in the responses below relate to the blacklined version of Amendment No. 1.

General

Comment:

1.	Please note that our comments on your request for confidential treatment will be provided under separate cover.

2.	Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to the security holders of either company.

3.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON  |  WASHINGTON  |  NEW YORK  |  STAMFORD  |  LOS ANGELES  |  PALO ALTO  |  SAN DIEGO  |  LONDON

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Response:

The foregoing comments are noted by the Company. The Company has received the comments on the requests for confidential treatment and has responded with additional or amended disclosure in this Amendment No. 1, to the extent applicable, and notes that the response letter to that comment letter regarding the Company’s requests for confidential treatment is being provided under separate cover contemporaneously with this letter. The Company will continue to file all soliciting material to be furnished to the security holders of either company, and lastly, pursuant to your instruction, the Company has attempted to expand the responses to address the comments where illustrative lists have been used to cover all instances of similar usage.

Comment:

4.	It appears that waiver by Renovis of some of the conditions to the merger agreement could occur potentially resulting in materially adverse changes for Renovis shareholders and triggering a recirculation requirement. One example might be the condition that the Evotec ADSs that will be issued to Renovis’ shareholders be listed on the NASDAQ Global Market. Please revise the proxy statement/prospectus to disclose which of the conditions to the merger Renovis’ management may consider waiving and whether the registrant would recirculate the prospectus to Renovis’ shareholders as to each of these waivable conditions. Provide us with an analysis supporting the registrant’s and Renovis’ apparent determination that recirculation would not be necessary as to each such waivable condition for which Evotec would not undertake to recirculate the prospectus.

Response:

The foregoing comment has been addressed through additional disclosure inserted on pages 8 and 81 of Amendment No. 1.

Outside Front Cover Page of the Proxy Statement/Prospectus

Comment:

5.	Please revise your disclosure to state the trading symbol of the Evotec AG ordinary shares traded on the Frankfurt Stock Exchange.

Response:

The foregoing comment has been addressed through revisions to the outside front cover page and the inside front cover of the prospectus of Amendment No. 1.

Comment:

6.	You indicate that “the Evotec AG ADSs will be listed on the NASDAQ Global Market.” This statement is inappropriate as you do not know if the listing will be granted. Please revise your disclosure here and throughout the proxy statement/prospectus to state that you plan to apply for such listing or that you have applied for such listing.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Response:

The foregoing comment has been addressed through revisions to the inside front cover under “Where You Can Find More Information” and in the “Question and Answers About the Merger” section on page 3 of Amendment No. 1.

Where You Can Find More Information

Comment:

7.	We note that the list of Current Reports on Form 8-K incorporated by reference does not include the Current Reports filed on January 8, 2007, January 23, 2007 and February 1, 2007. Please revise the list to include these three Current Reports. Also, please include the Current Report filed on January 11, 2008 and any subsequent Current Reports that are filed before the date of the proxy statement/prospectus.

Response:

The foregoing comment has been addressed through revisions to the inside front cover under “Where You Can Find More Information” of Amendment No. 1.

Summary General

Comment:

8.	Please expand your disclosure in the Summary section to describe under a separate subheading the business reasons for the merger transaction from both Evotec’s and Renovis’s perspective. You should discuss Evotec’s perspective in addition to Renovis’s perspective because the stockholders of Renovis will become stockholders of Evotec if they approve the merger transaction. If the managements of Evotec and/or Renovis considered the development programs and products of each other and how these would intersect or other factors such as financial or technical resources, please also describe such considerations.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the “Summary” section, which begins on page 4 of Amendment No. 1. Specifically, this disclosure is provided below the subheadings entitled “Renovis’s Reasons for the Merger” and “Evotec’s Reasons for the Merger” on pages 6 and 7.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Comment:

9.	Please expand your disclosure in the Summary section to describe under a separate subheading the principal risks relating to the merger.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the “Summary” section, which begins on page 4 of Amendment No. 1. Specifically, this disclosure is provided below the subheading entitled “Risks Related to the Merger” on page 7.

The Companies, page 4

Comment:

10.	Please revise your disclosure in this section to clarify, as to both Renovis and Evotec, whether they have any approved products that are being sold commercially. If either company has any approved products that are being sold commercially, they should be identified. With respect to major pipeline products for each of the companies, please indicate the current stage of development (for example, preclinical, Phase I, Phase II, Phase III trials).

Response:

The foregoing comment has been addressed through additional disclosure in the “Summary” section, which begins on page 4 and the disclosure is found on page 5 of Amendment No. 1. Neither the Company nor Renovis has a pharmaceutical drug product approved or on the market.

Comment:

11.	This section and/or the Description of Evotec’s Business section of your proxy statement/prospectus contain technical terms. Please replace or provide an explanation of the following terms where you first use them in each of those sections:

•	partial positive allosteric modulator (pPAM) of the GABAA receptor complex;

•	subtype selective NMDA receptor antagonist;

•	MAO-B inhibitor;

•	vanilloid receptor;

•	purinergic receptors;

•	proof-of-concept;

•	high-throughput and high-content screening;

•	partial agonistic activity;

•	objective polysomnography measures; and

•	double-blind, placebo controlled cross-over study.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Response:

The foregoing comment has been addressed through additional disclosure inserted on pages 4, 95, 117 and pages 123 through 130 of Amendment No. 1.

The Renovis Stockholders’ Meeting, page 5

Vote Required, page 5

Comment:

12.	The disclosure in this section includes a fifteen-line sentence that appears to be incomplete. The meaning and purpose of this disclosure is not clear. Please redraft this section to use shorter sentences and to clarify the meaning and purpose of the disclosure.

Response:

The foregoing comment has been addressed through amended disclosure on page 5 of Amendment No. 1.

The Merger, page 6

Merger Consideration, page 6

Comment:

13.	Please revise this section to also disclose the percentage of Evotec that Renovis’s stockholders will own after the consummation of the merger.

Response:

The foregoing comment has been addressed through added disclosure to the relevant sections on pages 7 and 61 of Amendment No. 1. This disclosure indicates that Renovis stockholders will own approximately 32% of the combined company on a fully diluted basis.

Interests of Renovis’s Directors and Executive Officers in the Merger, page 9

Comment:

14.	Please briefly identify and describe in this section the conflicts or differing interests of Renovis’s directors and officers as compared to those of Renovis’s stockholders.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure in the relevant sections beginning on pages 10, 19 and 164 of Amendment No. 1. This additional disclosure was added to identify and describe the differing interests of Renovis’s directors and executive officers as compared to those of Renovis’s stockholders.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Comparative Stock Prices and Dividends, page 11

Stock Prices, page 11

Comment:

15.	Please explain why the amounts shown in euros were converted from dollars at the exchange rate on September 28, 2007 and not the exchange rates on September 18, 2007 and January 3, 2008.

Response:

The foregoing comment has been addressed through revisions on pages 12 and 140 of Amendment No. 1 to the tabular and footnote disclosure as presented in the Original F-4 using the exchange rates of September 13, 2007, the signing date for the merger agreement, and February 15, 2008, the most recent practicable date.

Comparative per Share Information, page 11

Comment:

16.	Please revise your disclosure to also provide equivalent pro forma per share book value and loss data.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the “Summary” section, which begins on page 4 of Amendment No. 1. Specifically, this disclosure is provided below the subheading entitled “Comparative per Share Information” in the “Summary” section on pages 12 and 13.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Comment:

17.	Please expand your disclosure to clarify why the rate as of September 28, 2007 is appropriate for both periods. This comment also applies to the summary historical financial data presented on page 13.

Response:

The foregoing comment has been addressed through additional disclosure inserted on pages 13 and 14 of Amendment No. 1.

September 28, 2007 was chosen as the relevant date for the non-transaction oriented exchange rate because this rate is the exchange rate as of the end of the most recent balance sheet included in the Original F-4 and Amendment No. 1.

For the purpose of the financial statements, Evotec’s reporting currency is the Euro. The translation of Evotec’s historical and pro forma financial information into U.S. dollars is a convenience translation in accordance with Rule 3-20(b) using the exchange rate as of the end of the most recent balance sheet included in the filing (September 28, 2007, the last business day of the period). The other exchange rates used are the noon buying rate as of September 18, 2007 (the date of the signing of the merger), and February 15, 2008 (the most recent practicable date) in an attempt to capture the relevant exchange rates for the representative periods.

The Company also notes the following guidance in “International Reporting and Disclosure Issues in the Division of Corporation Finance” on the SEC website and that it believes it is in compliance with that guidance:

“The staff will not object if a registrant uses the exchange rate at the date of the most recent balance sheet in preparing a convenience translation for inclusion in an annual report on Form 20-F or a registration statement, or if it omits a convenience translation. The staff also will not object if a registrant uses a more current exchange rate. However, all amounts presented for a given period must be translated using the same exchange rate. If convenience translations are presented in a registration statement that includes all required financial statements, such as Form F-1, the same exchange rate should be used for the most recent fiscal year presented and any subsequent interim period. If a registrant files a registration statement that incorporates by reference financial statements previously filed on Form 20-F, the staff will not require amendment of the previously filed financial statements to reflect a convenience translation based on a more current exchange rate.”

Comment:

18.	Please revise to present financial information only for the most recent fiscal year and interim period. See refer to the Instructions to paragraphs (e) and (f) to Item 3 of Form F-4.

Response:

The foregoing comment has been addressed through revisions to existing disclosure on page 13 of Amendment No. 1.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 15

Comment:

19.	Please revise your description of per share data to clarify that the amounts are based on net loss from continuing operations.

Response:

The foregoing comment has been addressed through revisions to existing disclosure on page 17 of Amendment No. 1.

Risk Factors

The value of Evotec AG ordinary shares and Evotec AG ADSs may decrease significantly. . . , page 16

Comment:

20.	Please revise this risk factor to provide some examples that quantify how a decrease in the market price of Evotec AG’s ordinary shares or ADSs common stock would impact the value of the merger consideration to be received by Renovis’s stockholders.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure and the revision of the disclosure in the section entitled “Risk Factors,” under the subsection entitled “Risks Related to the Merger” on page 18 of Amendment No. 1.

The integration of Renovis into the Evotec group may be difficult and expensive to achieve. . . , page 16

Comment:

21.	Please expand your risk factor to discuss how long you estimate the integration period will last, what the material costs of the integration will be, and whether any third party has indicated its intention to terminate a material agreement or to defer or delay a decision in response to the merger.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the section entitled “Risk Factors,” and the subsection entitled “Risks Related to the Merger” on page 18 of Amendment No. 1. The anticipated costs of the integration are currently under review, and, as noted on page 93 of Amendment No. 1, Evotec’s management does not currently know the costs of this integration.

Comment:

22.	This risk factor appears to cover two separate risks: (1) the risks relating to the difficulty and cost of integrating Renovis into the Evotec group, and (2) the risks relating to not achieving the integration benefits that Evotec AG currently anticipates. Please revise your disclosure to include two separate risk factors, with appropriate titles.

Response:

The foregoing comment has been addressed through revised disclosure to the section entitled “Risk Factors,” and the subsection entitled “Risks Related to the Merger” on pages 18 and 19 of Amendment No. 1.

Officers and directors of Renovis may have interests in the merger. . . , page 16

Comment:

23.	Please revise to quantify the compensation or other benefits that the officers and directors will receive in connection with the merger, including any expected amount of cash payable (including retention and severance payments). Additionally, please disclose the weighted average exercise price or the range of exercise prices of stock options that will accelerate in connection with the merger.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Response:

The foregoing comment has been addressed through additional disclosure inserted in the section entitled “Risk Factors,” and the subsection entitled “Risks Related to the Merger” on page 19 of Amendment No. 1 and in the section entitled “Disclosure of Interests” on pages 164 through 166.

As described on pages 19 and 166 of Amendment No. 1, other than Marlene Perry, no Renovis executive officer or director is anticipated to be terminated in connection with the merger. Ms. Perry currently holds unvested deferred stock unit awards for which vesting will be accelerated if her employment is terminated in connection with the merger. Deferred stock unit awards do not have an exercise price. However, based on the closing price of Renovis’s common stock on February 15, 2008, which was $2.41, the value of the accelerated vesting of the 73,473 deferred stock units held by Ms. Perry that were unvested as of that date is $177,070.

Evotec may be unable to utilize Renovis’s net operating loss carry-forward, page 17

Comment:

24.	Please revise to quantify the amount of Renovis’s net operating loss carry-forward.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the section entitled “Risk Factors,” and the subsection entitled “Risks Related to the Merger” on page 19 of Amendment No. 1.

The price of the ordinary shares of Evotee AG has fluctuated significantly. . . , page 17

Comment:

25.	To illustrate the fluctuations of Evotec’s share price, please provide a range of Evotec’s share price during the past two years. Please note, it is not necessary to provide a market price table. Disclosure of the high and low price during this time period is sufficient.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the section entitled “Risk Factors,” and the subsection entitled “Risks Related to an Investment in Evotec ADSs” on pages 19 and 20 of Amendment No. 1.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

The rights of shareholders in German companies differ in material respects. . . , page 19

Comment:

26.	The heading for this risk factor does not express a risk. Please revise the heading to express a risk rather than a fact.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the section entitled “Risk Factors,” and the subsection entitled “Risks Related to an Investment in Evotec ADSs” on page 22 of Amendment No. 1.

Evotec is an early-stage biopharmaceutical company without commercial products. . . , page 20

Comment:

27.	Please expand your disclosure to state the current stage of clinical development for each of EVT 201, EVT 101 and EVT 302.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the section entitled “Risk Factors,” and the subsection entitled “Risks Related to Evotec’s Business” on page 23 of Amendment No. 1.

Evotec depends on intellectual property licensed from third parties. . . , page 22

Comment:

28.	Please expand your risk factor to disclose, if applicable, any litigation, threats of litigation or discussions with third parties that Evotec or its collaborators have had related to Evotec’s licensed intellectual property.

Response:

The foregoing comment did not require specific additional or revised disclosure, although certain administrative and formatting edits were made to the section entitled “Risk Factors,” and the subsection entitled “Risks Related to Evotec’s Business” on pages 24 and 25 of Amendment No. 1. A risk factor to which this subject relates on page 29 has been expanded to more fully reflect the Company’s intellectual property profile. The Company advises that it is not aware of any litigation, threats of litigation or the like in relation to the intellectual property licensed from third parties other than Roche, nor regarding the intellectual property in-licensed from Roche, nor is the Company aware of any such litigation, threats or discussions that its collaborators may have had related to the Company’s licensed intellectual property.

Evotec depends on the efforts of its strategic collaborative partners. . . , page 22

Comment:

29.	Please expand your risk factor to state the expiration of these agreements and the material terms of the termination provisions.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the section entitled “Risk Factors,” and the subsection entitled “Risks Related to Evotec’s Business” on pages 24 and 25 of Amendment No. 1.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Comment:

30.	Please describe Evotec’s obligations under the agreements in order for Evotec not to be in breach of its collaboration agreements. Also, please describe the extent to which Evotec has met such obligations.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the section entitled “Risk Factors,” and the subsection entitled “Risks Related to Evotec’s Business” on pages 25, 26 and F-25 of Amendment No. 1.

If Evotec cannot raise additional capital on acceptable terms . . . , page 24

Comment:

31.	The disclosure indicates that Evotec may seek funding through sales of its securities, which may significantly dilute existing shareholders. This risk should be described in a separate risk factor with an appropriate title. Please revise.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the section entitled “Risk Factors,” and the subsection entitled “Risks Related to Evotec’s Business” on page 28 of Amendment No. 1.

Currency fluctuations may expose Evotec to increased costs. . . , page 25

Comment:

32.	Please revise your disclosure to quantify any material negative impact that exchange rate fluctuations have had on operating results in the past.

Response:

The foregoing comment did not require additional or revised disclosure to the section entitled “Risk Factors,” and the subsection entitled “Risks Related to Evotec’s Business” on page 28 of Amendment No. 1. While currency fluctuations may expose the Company to risk, the Company advises that such fluctuations have not had a material impact on its operating results in the past.

Please note that Evotec Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosed the impact of currency rate changes during the interim period ended September 30, 2007, a period of significant decline of the value of the U.S. dollar compared to the Euro, as only €0.9 million on revenue from continuing operations.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Evotec expects to record a significant amount of goodwill. . . , page 25

Comment:

33.	Please quantify the amount of goodwill and other intangible assets that you expect to carry on your balance sheet.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the section entitled “Risk Factors,” and the subsection entitled “Risks Related to Evotec’s Business” beginning on page 28 of Amendment No. 1.

Evotec is dependent on patents and proprietary technology . . . , page 26

Comment:

34.	Please expand your disclosure here and on page 122 to state the number of patents you have filed, how many of those were granted, how many of those are still pending, and the specific diseases to which the patents relate. Please provide similar disclosure for patents you co-own or license from others.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the section entitled “Risk Factors,” and the subsection entitled “Risks Related to Evotec’s Industry” beginning on page 29 and on pages 133 through 135 of Amendment No. 1.

If Evotec’s partners, licensees or contract manufacturers of its products fail to devote sufficient time and resources. . . , page 30

Comment:

35.	Please identify the third parties that you substantially rely on for the manufacturing of your product candidates. Also, to the extent you have any agreements with such parties, please so indicate and describe in your Business section the material terms of the agreements. You should also file the agreements as exhibits to the registration statement, if material. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of parties that you engage to manufacture your product candidates.

Response:

The foregoing comment did not require additional or revised disclosure (other than a de minimus edit), as the Company is not substantially dependent on any specific third party for the manufacturing of its product candidates. The drug substances themselves are produced according to established synthesis methods which can be performed by various third parties. Currently, the Company is partly producing the substances in-house and partly getting them supplied by Aptuit (UK) Ltd. and other Aptuit companies (Aptuit Laurus, India). The formulation of the substances, that is the production of the actual tablets and capsules, is a simple and straightforward process which can be performed by many suppliers. Currently, Evotec uses Billcare Global Clinical Supplies (Europe) Ltd., Penn Pharmaceutical Services Ltd., and AAI Development Services as suppliers of formulation services for its product candidates.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

If Evotec is unable to retain and remit qualified scientists. . . , page 32

Comment:

36.	Please provide the names and positions of all individuals who you consider to be key employees. Also, please disclose whether you have employment agreements with these employees and, if so, the material terms of the termination provisions in those agreements.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure on page 36 of Amendment No. 1.

Comment:

37.	To the extent that you have experienced problems attracting and retaining qualified employees in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company or Renovis in the near future, please revise the discussion to disclose this information.

Response:

The Company advises that it has not encountered difficulties in attracting and retaining qualified employees and the Company is unaware of any departure or retirement plans of key employees at either the Company or Renovis. The foregoing comment has been addressed through the inclusion of additional disclosure beginning on page 36 of Amendment No. 1.

Evotec faces potential product liability exposure . . . , page 33

Comment:

38.	Please provide appropriate disclosure, if applicable, about known pending threats of product liability claims.

Response:

The foregoing comment did not require additional or revised disclosure, and the Company advises that it is not aware of any pending threat of a product liability claim.

Comment:

39.	Please disclose your level of product liability insurance coverage. Please also disclose the cost to you of such coverage, if material.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure on page 37 of Amendement No. 1.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Evotec’s activities involve biological, genetically modified and hazardous materials . . . , page 33

Comment:

40.	Please disclose whether you have insurance coverage for the use of biological, genetically modified and hazardous materials and, if so, please also disclose the level of such coverage and, if material, the cost to you of such coverage.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure on pages 37 and 38 of Amendment No. 1.

Special Note Regarding Forward-Looking Statements and Market Data, page 35

Comment:

41.	We note the statement that the joint proxy statement/prospectus includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. As Evotec is not currently a U.S. reporting company, Evotec is not eligible for the safe harbor. Please revise to clarify that the safe harbor does not apply to forward-looking statements relating to Evotec.

Response:

The foregoing comment has been addressed through a revision to the disclosure contained on pages 39 and 40 of Amendment No. 1.

Renovis Stockholders’ Meeting, page 38

Stockholders Entitled to Vote; Quorum; Vote Required; Voting Agreements, page 38

Comment:

42.	Please revise your disclosure in this section to clarify that neither Evotec, nor affiliates of Evotec, own any shares of Renovis common stock entitled to vote at the special meeting. If this is not the case, please disclose the shares of common stock held by Evotec and Evotec affiliates and identify the affiliates.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the section entitled “Renovis Stockholders’ Meeting,” and the subsection entitled “Stockholders Entitled to Vote; Quorum; Vote Required; Voting Agreements; Evotec Ownership” on page 43 of Amendment No. 1. The Company has advised that neither the Company, nor the affiliates of the Company, own any shares of Renovis common stock entitled to vote at the special meeting.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Solicitation of Proxies, page 39

Comment:

43.	Please disclose the amount that MacKenzie Partners, Inc. will be paid in connection with the solicitation of proxies.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure, contained on pages 6 and 43 of Amendment No. 1.

The Merger, page 40

Background of the Merger, page 40

Comment:

44.	Please note that each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Supplementally, please confirm that you have described all preliminary and final reports.

Response:

The Company advises the Commission that through discussions with Renovis it has determined that it has described all preliminary and final reports related to the transaction in the Original F-4, as amended, including, but not limited to, any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the transaction to the issuer or affiliate or to security holders who are not affiliates. Renovis has further advised the Company that Cowen is the only outside party that supplied any such report, opinion or appraisal to Renovis. Please see the response to comment 55, below, for more detail.

Comment:

45.	Please disclose the name of the “outside consulting firm” hired by Renovis during the spring of 2006. In addition, please revise your disclosure to describe the nature of the “further advice” sought and received in November of 2006 in light of Renovis’s new profile following SAINT II. If this outside consulting firm is not Cowen, please also disclose the role that the outside consulting firm played after November 2006 and the reason why Cowen, and not that outside consulting firm, discussed a valuation range in March 15, 2007.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure on page 45 of Amendment No. 1 to disclose the name of the outside consulting firm (L.E.K. Consulting) hired by Renovis during the spring of 2006, the nature of the further advice sought and received in November 2006 in light of Renovis’s new business circumstances following the failure of the SAINT II clinical trial and the role that the outside consulting firm played after November 2006.

Renovis additionally advises the Company that the role of L.E.K. Consulting was limited to assisting Renovis in refining its strategy, and Renovis did not ask L.E.K. Consulting to contact any potential strategic partners on its behalf or to participate in any discussions related to a strategic transaction with any other company. Renovis has advised the Company that L.E.K. Consulting was not engaged in any activities related to the merger transaction.

Comment:

46.	We note your disclosure on page 41 stating that on March 15, 2007 Cowen and Dr. Stelios Papadopoulos discussed a valuation range for the consideration to be paid to Renovis stockholders. This appears to be the first time you refer to Dr. Papadopoulos in your proxy statement/prospectus. Please revise your disclosure to describe who Dr. Papadopoulos is and his relationship with Renovis.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure on page 45 of Amendment No. 1 to disclose that Dr. Papadopoulos is an independent consultant who provided input to Renovis on scientific and business trends in the biotechnology and pharmaceutical industries.

Comment:

47.	We note that on March 15, 2007 Renovis entered into a mutual non-disclosure agreement with Company B and, on March 20, 2007, Renovis management updated the board on potential merger transactions with Company B. There is no further disclosure about the possible transaction with Company B. Please revise your disclosure to describe why a transaction with Company B did not progress.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure on pages 46 of Amendment No. 1 to disclose that discussions with Company B terminated because the parties mutually determined that there was not a basis for a potential transaction. Renovis has advised the Company that the discussions with Company B were preliminary in nature and did not progress beyond an early assessment of a potential transaction between Renovis and Company B.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Comment:

48.	Please revise your disclosure to describe why a transaction with Company D did not progress. We note that Renovis entered into a mutual non-disclosure agreement with Company D on June 1, 2007.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure on page 47 of Amendment No. 1 to disclose that discussions with Company D did not progress because the parties mutually determined that there was not a basis for a potential transaction. Renovis has advised the Company that, similar to the situation with Company B, the discussions with Company D were very preliminary in nature and did not progress beyond an initial assessment of a potential transaction between Renovis and Company D, at which point the parties mutually determined that there was not a basis for a potential transaction.

Comment:

49.	On page 42 you disclose that Company C had expressed an interest in a strategic transaction with Renovis but at a low valuation. Please disclose that valuation.

Response:

The foregoing comment has been addressed through revisions to the disclosure in the Original F-4 to describe the very preliminary nature of these valuation discussions and to eliminate the reference to valuation on page 47 of Amendment No. 1. Renovis has advised the Company that discussions with Company C included only very preliminary indications of potential valuations and that, while Company C had initially expressed interest in a potential strategic transaction with Renovis, no proposal was made and no specific valuation was offered.

Comment:

50.	You disclose on page 44 that, on September 16, 2007, the Renovis board indicated its support for the transaction provided that “certain terms were accepted.” Please describe what those certain terms were and whether they were ultimately accepted by Evotec.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure on pages 49 and 50 of Amendment No. 1 to describe the final material economic terms that were identified by the Renovis board as conditions to its support of the merger transaction at that time, namely, (i) a termination fee and stipulated expenses payable by Renovis to the Company of no more than $6.5 million in the aggregate and (ii) a corresponding termination fee and stipulated expenses payable by the Company to Renovis in the event that the Company’s Supervisory Board did not approve the issuance of the ordinary shares of the Company underlying the merger consideration. As set forth in the merger agreement and the revised disclosure, these terms were ultimately accepted by the Company.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Comment:

51.	If applicable, please disclose how the consideration offered by Evotec compared to that proposed by some of the other potential strategic partners.

Response:

No further disclosure is necessary because Renovis has advised the Company that consideration offered by the Company was the only bona fide offer received by Renovis. While Renovis management and advisors engaged in discussions with a number of parties, as described in the F-4, Renovis did not have an exclusivity agreement with any one party and following discussions with several parties the Company is the only party that made a definitive offer regarding consideration.

Comment:

52.	Please disclose whether Renovis had discussions with any of its suppliers, collaboration partners or other significant third parties regarding the potential transaction. If so, please discuss the outcome of those discussions.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure on page 47 of Amendment No. 1 to describe Renovis’s discussion with Pfizer Inc. Renovis has advised the Company, and through this response, the Company advises the Commission that in the summer of 2007 Renovis discussed with its collaboration partner, Pfizer Inc., the potential merger transaction with the Company as well as other potential transactions and that Pfizer Inc. agreed to cooperate with diligence procedures related to these transactions. Renovis did not discuss the potential merger transaction with any other suppliers, collaboration partners or significant third parties before the transaction was publicly announced.

Reasons for the Merger Identified by the Renovis Board of Directors, page 45

Comment:

53.	We note that Renovis’s board of directors considered that the combined company could take advantage of the complementary nature of Evotec’s clinical program and earlier stage drug discovery programs and Renovis’s preclinical programs. Please revise your disclosure here and elsewhere in the prospectus to described more specifically which programs and products are complementary and why that is so.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure on page 51 of Amendment No. 1.

Opinion of Renovis’s Financial Advisor, page 48

Comment:

54.	We note that you disclose the exchange ratio range based on several different analyses. Please revise this section to also disclose the actual exchange ratio for Renovis’s shares under the terms of the merger agreement. Disclosure of that information in this section will better allow stockholders to understand and compare the valuation.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure on page 53 of Amendment No. 1 to include the exchange ratio in this section.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Comment:

55.	We note the reference to “certain of Cowen’s written analyses” that were delivered to the board on September 18, 2007. Information about any reports, opinions or appraisals that are materially related to the transaction and referred to in the proxy statement/prospectus is required to be disclosed in the proxy statement/prospectus and filed as an exhibit. Please consider the need to provide additional disclosure about these written analyses provided to the board and provide us a copy of these written analyses for our review.

Response:

The Company, in conjunction with guidance from Renovis, advises the Commission that information about all such reports, opinions or appraisals that were materially related to the transaction and delivered to the Renovis board has been disclosed in the F-4. The presentation materials, prepared by Cowen and presented at the September 18, 2007 meeting of the Renovis board are being provided by Cowen to the Commission under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended and 17 C.F.R. § 200.83. In accordance with such Rules, the Company has been advised that Cowen is requesting that its materials be returned promptly following completion of the Commission’s review thereof.

Comment:

56.	We note that Cowen reviewed certain internal financial analyses, financial forecasts, reports and other information concerning Renovis and Evotec prepared by the managements of Renovis and Evotec, respectively. To the extent this, or other non-public information supplied to Cowen differed materially from publicly available information, please disclose this information in the filing.

Response:

The internal financial analyses, financial forecasts, reports and other information concerning Renovis and the Company prepared by the managements of Renovis and the Company, and incorporated by Cowen in the materials it presented at the September 18, 2007 meeting of the Renovis board of directors, have been provided to the Commission under separate cover on a confidential and supplemental basis, as described in the response to comment 55 above.

Cowen has confirmed to Renovis, and Renovis has confirmed to the Company, that the internal financial analyses, financial forecasts, reports and other information concerning Renovis and the Company prepared by the managements of Renovis and the Company, respectively, was only one set of data among many factors considered by Cowen in its analyses. While certain information provided to Cowen, including financial forecasts, is not publicly available, both the Company and Renovis believe

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

that this information is not material to stockholders because of the early stage nature of the Company’s and Renovis’s respective businesses and the highly uncertain nature of such information. The Company and Renovis further believe that, for the reasons described below, disclosure of such information would be potentially misleading to investors.

Both the Company and Renovis are early stage biopharmaceutical companies without commercial products. Renovis has incurred significant net losses each year since its inception and has earned its revenue through research and development collaborations. Importantly, neither the Company nor Renovis has recorded any revenues from product sales or royalties. All of the Company’s and Renovis’s respective product candidates are in the early stages of research and development, and the commercialization of any product candidates will not occur, if at all, for at least the next several years. In fact, the Company’s most advanced product candidates is only in Phase II clinical development and Renovis does not have any product candidates currently in clinical trials, which makes it even more difficult to predict with any accuracy the probability of their success.

All product candidates, from both companies, are subject to extensive preclinical and clinical testing to demonstrate their safety and efficacy in humans. Even if either company’s product candidates emerge successfully from clinical trials and testing, there is no guarantee that they will receive the regulatory approvals necessary for commercial sale or that they will receive market acceptance. Furthermore, all of Renovis’s early stage drug discovery programs, which are focused on novel molecular disease targets, and the Company’s programs, which are directed towards small molecule drugs for treatment of CNS related diseases, will require extensive additional research and development, including substantial additional capital to fund such research and development activities, prior to the commercial introduction of any product candidates. The nature of the companies’ respective businesses and their operations to date demonstrate the highly speculative nature of the forecasts of their future financial performance.

We understand that, in its discounted cash flow analysis, Cowen considered the forecasts prepared by the management of Renovis through the year 2020, and in its pro forma income statement analysis, Cowen considered forecasts prepared by the managements of each company through the year 2011. The Renovis forecasts were prepared by the management of Renovis based on significant assumptions, including among other things, that Renovis’s early stage drug discovery programs would be successful in both preclinical and clinical testing, would receive regulatory approval for multiple indications in the United States and other countries and would be commercially successful. As such, these raw forecasts do not reflect the risks inherent in drug discovery. Cowen did not adjust these forecasts based on the probability that these forecasts would be realized, but in its discounted cash flow analysis, Cowen discounted the free cash flows derived from the forecasts to reflect the risk of the business using discount rates ranging from 47.5% to 52.5%. In addition, the Renovis board of directors is comprised of individuals with extensive relevant biopharmaceutical experience who are familiar with the risks inherent in the industry and are therefore able to attribute the appropriate level of importance to these types of forecasts. If disclosed in the F-4, it is reasonable to expect that an investor without the same level and type of experience would not attribute the appropriate weight to, and could therefore misinterpret or even be misled by, these highly uncertain, forward-looking forecasts.

Moreover, because of the highly uncertain nature of the biopharmaceutical industry and the clinical and preclinical stages of their respective businesses, neither the Company’s business nor that of Renovis is generally valued by analysts and investors based on these types of long-term forecasts. Rather, biopharmaceutical companies are typically evaluated based on the perceived value of their product candidates, preclinical and clinical programs and product pipelines, and frequently the most important financial metric is the 12-month projection of operating expenses.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

In addition, while disclosure of projections may be relevant where a shareholder must decide whether to accept cash in return for relinquishing an interest in a corporation’s future cash flow, in this transaction, because Renovis stockholders can elect to remain shareholders in the combined company, they have the opportunity to participate in the future financial performance of the combined entity, which reduces the materiality and relevance of a projection of discounted cash flow.

Lastly, the Delaware Court of Chancery has held that, as a matter of state law, projections are not required to be disclosed in a definitive proxy statement where there is an adequate and fair summary of the work a financial advisor did to come to its fairness opinion. In re CheckFree Corporation Shareholders Litigation, 2007 WL 3262188, at *2-3 (Del.Ch. Nov. 1, 2007). The Company and Renovis believe that Amendment No. 1 includes such an adequate and fair summary.

For the reasons described above, disclosure of the forecasts prepared by the managements of the Company and Renovis would not be material, and would likely be misleading, to investors in valuing the respective securities of the Company and Renovis or the merger consideration to be received by Renovis stockholders.

Comment:

57.	Please disclose whether any companies or transactions meeting the selection criteria for the analysis of selected publicly traded companies, the analysis of selected transactions and the analysis of premiums paid in selected transactions were excluded from the analyses and, if so, the reasons for making such exclusions.

Response:

Cowen has confirmed to Renovis, and Renovis has advised the Company that Cowen did not exclude any companies or transactions that would have met Cowen’s selection criteria in its analyses of selected publicly traded companies, selected transactions or premiums paid.

Comment:

58.	Please revise your description of the analysis of selected publicly traded companies, the analysis of selected transactions and the analysis of premiums paid in selected transactions to provide additional disclosure about the underlying data used to calculate the values appearing in the respective tables. For example, it may be helpful for security holders to understand whether there were high, low, average or median values calculated. It may be useful for security holders if this additional information is disclosed in tabular format.

Response:

The foregoing comment has been addressed by clarifying the disclosure in the Original F-4 through the inclusion of additional disclosure on pages 55 through 58 of Amendment No. 1 to include in tabular format the high, mean, median and low of the market capitalizations of the common stock on a diluted basis, or the “Equity Value,” for companies that were compared to Renovis and the Company and the transactions that were compared to the merger.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Comment:

59.	Please identify the 19 transactions that Cowen reviewed in connection with the analysis of selected transactions. Also, please indicate the specific month and year when each of those transactions took place.

Response:

The foregoing comment has been addressed through revisions and additions to the relevant section on page 55 of Amendment No. 1 to include in tabular format the 19 transactions that Cowen reviewed in connection with the analysis of the selected transactions, including the specific month and year when each of the 19 transactions took place.

Comment:

60.	We note the description of the discounted cash flow analysis prepared by Cowen. We further note that Cowen relied on financial forecasts provided by management of Renovis when preparing the discounted cash flow analysis. Please revise your description of the discounted cash flow analysis to disclose the financial forecasts used. Please disclose the multiples of revenue used.

Response:

The Company directs the Commission to the Company’s response to comment number 56 and advises the Commission that the multiples of revenue used in the discounted cash flow analysis are disclosed in the last sentence of the first paragraph discussing the discounted cash flow analysis on page 58 of Amendment No. 1.

Comment:

61.	Please expand your description of the discounted cash flow analysis to disclose the “certain assumptions” upon which that analysis was based. Also, please disclose whether the discounted cash flow analysis assumed the divesture of the Chemical Development Business.

Response:

The foregoing comment has been addressed through revisions to the relevant section on page 58 of Amendment No. 1 to delete the text “certain assumptions described by,” such that the disclosure provides that the analysis was based upon projections supplied by and discussions held with the management of Renovis and other items specifically disclosed therein.

The Company further advises the Commission that the discounted cash flow analysis did not assume the divestiture by the Company of the Chemical Development Business because the discounted cash flow analysis is based solely on information concerning Renovis.

Comment:

62.	The acronym LTM appearing on page 51 appears not to have been previously defined. Please revise your disclosure to define this term. Also, if there were high, low, average or median multiples calculated, please disclose that information in tabular format.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Response:

The foregoing comment has been addressed through a revision to the relevant section on page 58 of Amendment No. 1 to use the term “last twelve months” in place of the acronym or defined term LTM. In addition, based on guidance from Renovis, the Company advises the Commission that Cowen did not provide to the Renovis board high, low, average or median multiples to determine the range of terminal multiples used in the discounted cash flow analysis.

Comment:

63.	Please identify the “selected publicly traded companies and selected transactions for mature large cap pharma companies.” Also, please explain why these companies and transactions are different from the companies and transactions used in the analysis of selected publicly traded companies and the analysis of selected transactions.

Response:

Based on guidance from Renovis, the Company hereby advises the Commission that Cowen did not provide an analysis to the Renovis board of directors of the companies and transactions used to calculate the terminal multiple range used in the discounted cash flow analysis.

Based on guidance from Renovis, the Company hereby further advises Commission that, for the discounted cash flow analysis, Cowen selected companies and transactions that reflected the stage of development of Renovis at the end of the projection period when Renovis could be expected to be similar in size and stage to a mature, well-capitalized (large cap) pharmaceutical company. As a result, these companies and transactions differ significantly from the companies and transactions selected for the selected publicly traded company and selected transaction analyses because these reflect the current stage of development of Renovis, which is early-stage and potentially high growth.

Comment:

64.	Please disclose Renovis’s and Evotec’s forecasts upon which the pro forma analysis was based. Also, please disclose what was Cowen’s conclusion based on this pro forma analysis.

Response:

We direct the Commission to the Company’s response to comment number 56 and the Company advises the Commission that it has been advised that Cowen did not draw a specific conclusion based on this pro forma analysis. Further, Cowen did not attribute any particular weight to the pro forma or any other analysis or factor considered by it, but rather made qualitative judgment as to the significance and relevance of each analysis and factor.

Comment:

65.	We note that your disclosure in this section of the proxy statement/prospectus does not provide a quantitative description of the fees paid or to be paid to Cowen. Please revise to quantify the fees and expenses Cowen is entitled to upon consummation of the merger. Please disclose what portion of the fee is contingent on the consummation of the merger.

Response:

In response to the Commission’s comment, the Company and Renovis have revised the disclosure on page 59 of Amendment No. 1 to disclose the quantitative description of the fees paid or to be paid to Cowen, including what portion of the fee is contingent on the consummation of the merger.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Accounting Treatment, page 60

Comment:

66.	Please expand your disclosure to discuss the material differences between IFRS and U.S. GAAP in the application of the purchase method. For example, disclose how acquired in process research and development projects, currently estimated at €40.0 million, will be recorded under U.S. GAAP.

Response:

The foregoing comment has been addressed, in Amendment No. 1, through the revision of the “Accounting Treatment” sub-section on pages 66 and 67, to include the requested discussion regarding the differences between IFRS and U.S. GAAP in the application of the purchase method.

The Merger Agreement, page 63

Representations and Warranties, page 64

Comment:

67.	Some of the representations disclosed are vague. For example, what are Renovis and Evotec required to represent about employee benefit plans? What is Renovis required to represent about material contracts? What is Evotec required to represent about pension commitments? Please revise the discussion about the representations and warranties to clarify the representations that each party is required to make.

Response:

The foregoing comment has been addressed, in Amendment No. 1, through the revision of the “Merger Agreement” section and the “Representations and Warranties” sub-section on pages 71, 72 and 73 to include enhanced disclosure.

Selected Historical and Pro Forma Financial Data, page 79

Unaudited Pro Forma Condensed Combined Financial Information, page 83

Comment:

68.	Please expand your disclosure to clarify why the acquisition of Neuro3d in March 2007 is not included in the pro forma statements of operations.

Response:

The foregoing comment has been addressed, in Amendment No. 1, through the addition of more disclosure regarding the transaction on page 90.

Unaudited Pro Forma Condensed Combined Balance Sheet Data, page 84

Comment:

69.	Please revise the title of the balance sheet data to highlight that it is prepared under U.S. GAAP similar to your statements of operations data on page 85.

Response:

The Company addresses the foregoing comment in Amendment No. 1 through the addition of revised disclosure on page 90 highlighting that the historical financial information of Evotec and Renovis underlying the pro forma financial information has been derived from financial information prepared in accordance with U.S. GAAP. However, pro forma information required by Rule 11-01 is not in compliance with U.S. GAAP which precludes accounting for business combinations before the consummation date. The Company has therefore, in addition to the enhanced disclosure on page 90, deleted the title reference to U.S. GAAP from the unaudited pro forma statement of operations.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Footnotes to the unaudited pro forma statements, page 85

Comment:

70.	You disclose that the purchase price allocation is based on information available and expectations and assumptions deemed reasonable by Evotec’s management. Please clarify, if true, that in management’s opinion the purchase price allocation is not expected to materially differ from the final allocation; otherwise, present additional pro forma information to give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

Response:

The foregoing comment has been addressed, in Amendment No. 1, through the addition of clarifying disclosure on pages 93 and 94.

Comment:

71.	It appears that the purchase price allocated to current assets is greater than the Renovis historical amount. If true, tell us the reason for this fair value adjustment and why there is no pro forma adjustment.

Response:

The current assets recorded on Renovis’s balance sheet as of September 30, 2007 of €61,440 will be subject to adjustment prior to consummation of the merger as a result of (i) transaction cost expected to be incurred and paid by Renovis after September 30, 2007, but prior to the merger of €1 million (pro forma adjustment (7)) and (ii) expected cash receipt by Renovis from exercises of stock options by employees and management after September 30, 2007, but before consummation of the merger of €2.399 million (pro forma adjustment (8)).

The foregoing comment was more fully addressed through the addition of individual adjustments, now separately identified as a result of the revisions made in response to the Commission’s comment No. 73, which is included on pages 93 and 94 to Amendment No. 1.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Pro Forma Adjustments - Merger, page 86

Comment:

72.	Refer to pro forma adjustment (3). Please tell us and disclose why you eliminated the deferred revenues of Renovis.

Response:

The Company advises that in a business combination, an acquirer allocates the purchase price to the assets acquired and liabilities assumed based on their fair values. In accordance with EITF 01-3, an acquirer allocates purchase price to deferred revenue recorded on the balance sheet of an acquiree only if such deferred revenue represents a legal performance obligation assumed by the acquirer. As such, the Company eliminated the deferred revenues of Renovis.

Comment:

73.	Where there are multiple adjustments for a financial statement line item, please quantify the amount for each individual adjustment in the notes and on the face of the financial statement.

Response:

The foregoing comment has been addressed through the addition of more disclosure on pages 93 and 94 in Amendment No. 1.

Evotec Management’s Discussion and Analsis of Financial Condition and Results of Operations, page 88

Research and Development Expenses, page 92

Comment:

74.	We note that Evotec is currently targeting entering into an outlicensing agreement during 2008 with a pharmaceutical company to conduct Phase III clinical trials and to develop, manufacture and distribute EVT 201. If you enter into such agreement prior to the time this registration statement is declared effective, please describe the material terms of the agreement in your business section and file a copy of the agreement as an exhibit to the registration statement.

Response:

The foregoing comment has been addressed through the clarification of the disclosure contained in the Original F-4 in Amendment No. 1 to state that the Company has not entered into any such outlicensing agreement to date. See page 99.

Contractual obligations and commitments, page 103

Comment:

75.	Please revise your table to include the interest payments on your debt obligations. In addition, it appears that you have several license agreements with future milestone and royalty payments that are not reflected in the table of contractual obligations. Please include these commitments in the table or expand your disclosure to discuss the terms of each significant arrangement.

Response:

The foregoing comment has been addressed, in Amendment No. 1 on page 110, through the revision of the section requested to include the interest payments on the Company’s debt obligations that were not reflected in the table of contractual obligations in the Original F-4.

As of December 31, 2006, the Company is not required to make payments under the terms of its license agreements that meet the definition of a contractual obligation, i.e. an agreement that is enforceable and legally binding on the Company. Any potential milestone and royalty payments are

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

contingent on the successful outcome of future research, development, registration and/or commercialization efforts. The determination of an obligation is therefore contingent upon future events. In addition, as a party to such agreements, the Company has limited ability only to influence the outcome of these future events.

Critical Accounting Policies, page 104

Comment:

76.	It appears that revenue recognition is a critical accounting policy. Please expand your disclosure to discuss your revenue recognition policy or explain to us why you believe this accounting policy is not critical to the judgments and estimates used in the preparation of your consolidated financial statements.

Response:

The foregoing comment has been addressed through the addition of the Company’s revenue recognition policy, located on pages 111 and 112 in Amendment No. 1.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Rate Risk, page 105

Comment:

77.	Provide the quantitative disclosures about this market risk using one of the three disclosure alternatives required by Item 11 of Form 20-F.

Response:

The Company believes that Item 11 of Form 20-F requires disclosures about market risk as of the end of the latest fiscal year, (i.e. December 31, 2006 for the Company), offering three disclosure alternatives. The three alternative disclosure formats are based on a categorization of market risk sensitive instruments which are outstanding as of that date. At December 31, 2006, the Company did not hold any instruments which are sensitive to changes in foreign currency exchange rates with the exception of foreign currency forward contracts of a notional amount of €1.182 million and a fair value of €45 thousand all of which expire within one year. While the Company does not use hedge accounting for such derivatives, such forward contracts manage its exposure to currency fluctuations with respect to future cash flows denominated in a foreign currency and are entered into for trading purposes. Note 22 on page F-40 to our consolidated financial statements provides disclosure. The Company does not believe that any of the three disclosure alternatives in Item 11 would add meaningful information.

Generally, however, the foregoing comment has been addressed as noted below in the Company’s response to comment 78, through the addition of qualitative disclosure regarding the “Foreign Currency Exchange Rate Risk,” located on pages 113 and 114 in Amendment No. 1.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Comment:

78.	Provide qualitative information describing your primary market risk within this category, as required by Item 11 of Form 20-F. Also, discuss any changes in either your primary market risk exposures in the current year or how you managed these exposures compared to the conditions existing in the prior year, and any known trends expected in the future.

Response:

The foregoing comment has been addressed through the addition of qualitative disclosure regarding the “Foreign Currency Exchange Rate Risk,” located on pages 113 and 114 in Amendment No. 1.

Description of Evotec’s Business, page 108

General

Comment:

79.	Please describe in your business section any plans you may have relating to the operation of Renovis as a subsidiary of Evotec.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure to the section requested in Amendment No. 1 on page 117.

Comment:

80.	Please revise your business section to disclose the date when you filed the IND for each of your drug candidates and the status of each of those INDs.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure to the section requested in this Amendment No. 1 on pages 125, 128 and 130.

Products in Clinical Development, page 113

EVT 201, page 113

Clinical Status, page 113

Comment:

81.	You disclose that you found highly statistically and clinically meaningful effects on both the Latency to Persistent Sleep and Total Wake Time in the second half of the night. Please revise to disclose the p-values. Also, please disclose the p-values for the reduction of TWT for all hours of the night.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure to the section requested in Amendment No. 1 on page 124.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

EVT 101, page 114

Alzheimer’s Disease and Neuropathic Pain Overview, page 114

Comment:

82.	Please revise your disclose to state the sources for the following statements:

•

Approximately 5% of individuals over age 65 are affected with AD, loosely divided into mild, moderate and severe stages of AD, depending on the patient’s intellectual capacity level and ability to function.

•

The number of individuals with AD across the seven major global markets today is estimated to be five million, excluding individuals who demonstrate AD symptoms but who are not confirmed to have and are not diagnosed with AD.

•	As a result of the aging world population, this number is expected to increase three-fold by 2050.

•	. . .the AD treatment market has experienced a compound annual growth rate in global revenues of over 35% between 2001 to 2004, up to $2.5 billion dollars.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure to the section requested in Amendment No. 1 on page 125.

EVT 101 As A Treatment For Alzheimer’s Disease and Neuropathic Pain, page 116

Comment:

83.	We note your disclosure that EVT 101 “has shown strong efficacy” in preclinical studies. Since preclinical trials are not designed to test efficacy for FDA approval purposes, please expand your disclosure to describe:

•	what efficacy endpoints you were measuring and what you observed,

•	the number of subjects tested,

•	whether statistical analysis of these results was performed and, if so, the results of the analysis, and

•	the differences between what you did and the repetitive and rigorous testing you will have to do to establish that your product is efficacious enough to be approved by the FDA.

Response:

The foregoing comment has been addressed through the revision of the disclosure in the Original F-4 to the section requested in Amendment No. 1 on pages 126, 127 and 128.

Clinical Status, page 116

Comment:

84.	We note that the FDA has asked Evotec to conduct additional preclinical studies prior to the start of a Phase II for EVT 101. Please expand your disclosure to describe the additional preclinical studies that you must conduct.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure to the section requested in Amendment No. 1 on page 128.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

EVT 302, page 117

Smoking Cessation Overview, page 117

Comment:

85.	Please revise your disclosure to state the sources for the following statements:

•	In the United States alone, there are more than 45 million smokers, 70% of which report a desire to quit, with the average smoker making six to nine attempts to quit during his or her lifetime.

•	If current smoking patterns continue, it will cause some 10 million deaths each year by 2020.

•	Tobacco is the fourth most common risk factor for disease worldwide.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure to the section requested in Amendment No. 1 on page 128.

Roche Licensing Arrangements, page 120

Comment:

86.	Please revise your disclosure to describe the term and termination provisions of the licensing agreements with Roche.

Response:

The foregoing comment has been addressed in Amendment No. 1 through the revision of the section requested, see pages 131 and 132, to enhance the overall disclosure surrounding these licensing arrangements. Specifically, the Company has included the information regarding the term of the license agreement, which ends with respect to each commercialized product in each jurisdiction, on the later of the date that is (a) ten (10) years post commencement of commercialization of such product in such jurisdiction, or (b) the expiration of the last to expire valid patent claim covering such product in such jurisdiction.

Both parties are entitled to customary termination rights in case of a breach of a material obligation by the respective other party or in case of bankruptcy proceedings in relation to the respective other party.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Strategic Partnerships and Collaborations, page 120

General

Comment:

87.	Please revise your disclosure to describe for each licensing or collaboration agreement the aggregate potential milestone payment

Response:

The Company has generally revised the section requested on pages 132 and 133 of Amendment No. 1 to speak to the comment raised by the Commission and provide enhanced clarity to the public. However, the specific commercial terms of the license and collaboration agreements are not public to date and have been provided in redacted form only pursuant to the Confidential Treatment Request covering the Exhibits originally dated January 7, 2008 and amended on February 19, 2008 (the “CTR”). Therefore, the Company believes no further disclosure is required or would be permissible, given the terms of the CTR.

Boehringer Ingelheim, page 120

Comment:

88.	Please revise your disclosure to state the source of the statement that “26 of the top 100 pharmaceutical products are compounds that target GPCRs, which in total accounted for annual sales of over $30 billion in 2004.”

Response:

The foregoing comment has been addressed in Amendment No. 1 through the revision of the section requested on page 132.

Patents, Trade Secrets and Licenses, page 121

Patents, page 122

Comment:

89.	Please expand your disclosure to describe whether you or Roche are responsible for the protection of patents related to EVT 201, EVT 302 and. EVT 100 Series.

Response:

The foregoing comment has been addressed through the revisions to the section requested to amend the section and include the requested detail regarding the protection of the patents related to EVT 201, EVT 302 and the EVT 100 Series. See pages 133, 134 and 135 of Amendment No. 1.

Competition, page l25

Comment:

90.	Please revise your disclosure to name key competitors.

Response:

The foregoing comment has been addressed through the revisions to the section requested to amend the section and include the requested detail regarding the Company’s key competitors. See page 137 of Amendment No. 1.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Employees, page 127

Comment:

91.	We note that you disclose that the number of employees as of October 31, 2007 has changed significantly compared to the numbers as of September 30, 2007, which include 190 employees in the former Chemical Development Business. However, since Chemical Development Business was not sold until November 30, 2007, the tabular disclosure provided shows that the number of employees as of October 31, 2007 actually increased by 8 employees from September 30, 2007. Please revise the tabular disclosure and the following paragraph to describe the number of employees as of November 30, 2007 or a later date.

Response:

The foregoing comment has been addressed through the revisions to the section requested to amend the section and include the requested detail regarding the tabular disclosure and the following paragraph to describe the number of employees as of December 31, 2007. See page 139 of Amendment No. 1.

Supervisory Board, Management Board and Senior Management of Evotec AG, page 166

Supervisory Board, page 167

Compensation, page 171

Comment:

92.	Please update your disclosure to describe compensation paid during the fiscal year ended December 31, 2007.

Response:

The foregoing comment has been addressed through the revision of the section requested in Amendment No. 1. See page 184.

Management Board, page 173

Compensation, page 176

Comment:

93.	Please update your disclosure to describe compensation paid during the fiscal year ended December 31, 2007.

Response:

The foregoing comment has been addressed through the revision of the section requested in Amendment No. 1. See page 188.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Senior Management (Management Team), page 176

Compensation, page 177

Comment:

94.	Please update your disclosure to describe compensation paid during the fiscal year ended December 31, 2007.

Response:

The foregoing comment has been addressed through the revision of the section requested in Amendment No. 1. See pages 188 and 189.

Conflicts of Interest, page 185

Comment:

95.	We note your disclosure that “With exception of the transactions and legal relationships described in the section ‘-Related Party Transactions’ there are no other significant transactions, legal relationships or other conflicts of interest regarding relations between Evotec and its Supervisory and Management Board and the senior managers or their spouses and relatives in the first degree.” However, since you indicate that you do not have any related party transaction under the heading “Related Party Transactions,” please revise your disclosure under “Conflicts of Interest” to clarify that there are none,

Response:

The foregoing comment has been addressed through the addition of disclosure to the section requested in Amendment No. 1. See pages 197 and 198.

Taxation, page 190

U.S. Federal Income Tax Consequences of the Merger, page 191

Comment:

96.	Currently, your discussion of the tax treatment of the merger reads as if the tax opinion will not be delivered until sometime after effectiveness. Please note that tax counsel will need to file an executed and dated tax opinion regarding the tax free (or taxable) nature of the merger under U.S. tax law prior to going effective. Please revise your disclosure to identify the U.S. tax counsel, clarify that counsel has rendered an opinion and discuss the nature of that opinion. Furthermore, the disclosure as currently written provides an alternative tax treatment assuming that the transaction is not tax free. It is unclear why this disclosure is provided and whether tax counsel’s opinion will opine that the transaction is tax free or not tax free. Please revise.

Response:

The foregoing comment has been addressed through the revision of the sections noted, see pages 203 and 216 of Amendement No. 1. The disclosure has been revised to clarify that the tax opinion will be delivered prior to the effectiveness of the F-4 at the closing of the merger transaction. Further, throughout Amendment No. 1, the disclosure has been revised to clearly identify U.S. tax counsel and that the opinions state that the merger is tax free. The disclosure of an alternative tax treatment assuming that the transaction is not tax free has been deleted.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Legal and Tax Matters, page 204

Comment:

97.	We note your disclosure that the “validity of the Evotec ADSs (including the underlying Evotec ordinary shares) offered by this proxy statement/prospectus will be passed upon for Evotec by Freshfields Bruckhaus Deringer, Evotec’s German and U.S. counsel.” The legal opinion filed as Exhibit 5.1, however, relates only to the Evotec ordinary shares underlying the ADSs and is limited to German law. Please revise your disclosure accordingly.

Response:

The foregoing comment has been addressed through the revision of the U.S. portion of the statement contained at “Legal and Tax Matters” as originally presented in the Original F-4. See page 216 of Amendment No. 1.

Glossarv, page G-1

Comment:

98.	Instead of defining terms in a glossary, whenever possible, please include a definition of each term when you first use it in your proxy statement/prospectus. Please see Rule 421(b) of Regulation C.

Response:

The foregoing comment has been addressed through the deletion of the “glossary” method of defining terms, used in the Original F-4, and such terms have been incorporated in accordance with the Rule 421(b) standard throughout Amendment No. 1.

Exhibits

Comment:

99.	Please reflect in your exhibit index that the consent of Freshfields Bruckhaus Deringer is included in Exhibit 5.1. Also, please file the consents of Latham & Watkins and Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.

Response:

The foregoing comment has been addressed through the revision of the relevant Exhibits and additional disclosure in “Item 21. Exhibits and Financial Statement Schedules” and the “Exhibit Index” of Amendment No. 1 and the revision of the legal opinions filed as Exhibits 8.1 and 8.2 thereto.

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Comment:

100.	It appears that the agreement with CHDI described on page 121 of the proxy statement/prospectus may be a material contract required to be fled under Item 601 of Regulation S-K. Please file this agreement as an exhibit to the registration statement, or alternatively, provide us your analysis of why you are not required to file this agreement.

Response:

On January 8, 2008, the Company entered into a new agreement with CHDI which extends the ongoing collaboration with CHDI for another three years. The new agreement replaces the existing agreements with regard to the Company’s drug discovery services for CHDI. As this agreement may be a material contract, the Company is filing this agreement as an Exhibit to Amendment No. 1, subject to a request for confidential treatment, as Exhibit 10.9.

Comment:

101.	Please file the consents of Dr. Corey S. Goodman and John P. Walker as required by Rule 438 of Regulation C.

Response:

The foregoing comment has been addressed through the inclusion of new Exhibits (in the form of consents) for each of Dr. Corey S. Goodman and John P. Walker numbers 99.4 and 99.5, respectively, and additional disclosure in the “Item 21. Exhibits and Financial Statement Schedules” and the “Exhibit Index” of Amendment No. 1.

Signatures page II-5

Comment:

102.	Please revise your registration statement to include the signature of your controller or principal accounting officer.

Response:

The foregoing comment has been addressed through revisions to the signature blocks. See the signature pages to Amendment No. 1 for such revisions.

*        *        *        *        *

If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at 617-348-4474, or Theodore M. Grannatt at 617-348-4410. Thank you for your time and attention.

Very truly yours,

/s/ Daniel H. Follansbee
Daniel H. Follansbee

cc:	Sebastian Gomez Abero
Dana Hartz
Donald Abbott

Re: Evotec Aktiengesellschaft

File No. 333-148488

February 20, 2008

Securities and Exchange Commission

Jörn Aldag Dr. Klaus Maleck
Christian von Spiegel
Jan Thyen
Evotec AG

Stanford N. Goldman Jr.
Eric J. Loumeau
Theodore M. Grannatt
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Donald Guiney
Oren Bechor
Freshfields Bruckhaus Deringer London

Greorge Fraley
Jeff Farrow
Renovis, Inc.

Mark Roeder
Kathleen Wells
Latham & Watkins, LLP